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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form N-8F

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Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1[17 CFR 270.8f-1]:

        (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

        (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

        (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

        (d) The fund has become a business development company ("Business Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [I7 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 10l(a)(1)(iv) of Regulation S-T [I7 CFR 232.10l(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

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5.      No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274. 101].

SEC's COLLECTION OF INFORMATION

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

SEC 1691 (5-02)   Potential persons who are to respond to the collection
                  of information contained in this form are not required to respond unless the form displays a currently valid
                  OMB control number.

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I.      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

                [X]     Merger

                [ ]     Liquidation

                [ ]     Abandonment of Registration
                        (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund: The Galaxy VIP Fund

3.      Securities and Exchange Commission File No.: 811-06726

4.      Is this an initial Form N-8F or an amendment to a previously filed Form
        N-8F?

        [ ]     Initial Application     [X]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): One Financial Center, Boston, MA 02111

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Michelle Lombardo, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, PA 19103 (215) 988-2603.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

        (a) Columbia Management Advisors, Inc. (successor by merger to Fleet Investment Advisors Inc. and Colonial Management Associates, Inc.), 100 Federal Street, Boston, Massachusetts 02110, (617) 772-3413 (records relating to its functions as investment adviser, administrator and pricing and bookkeeping agent).

        (b) Columbia Funds Distributor, Inc., One Financial Center, Boston, MA 02111, (617) 772-3058 (records relating to its function as distributor).
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        (c)     Columbia Funds Services, Inc., One Financial Center, Boston, MA
                02111, (617) 772-3480 (records relating to its function as transfer agent).

        (d) PFPC Inc., 4400 Computer Drive, Westboro, MA 01581-5108, (508) 871-8500 (records relating to its functions as sub-administrator and sub-pricing and bookkeeping agent).

        (e) JP Morgan Chase Bank, One Chase Manhattan Plaza, New York, New York 10081, (212) 270-6000 (records relating to its function as custodian).

        (f) Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, Pennsylvania 19103, (215) 988-2700 (fund's Declaration of Trust, By-Laws and Minute Books).

        NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.      Classification of fund (check only one):

                        [X]     Management company;

                        [ ]     Unit investment trust; or

                        [ ]     Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

                                [X]     Open-end        [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                        Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Columbia Management Advisors, Inc. (successor by merger to Fleet Investment Advisors Inc.), 100 Federal Street, Boston, MA 02110.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        (a) Columbia Funds Distributor, Inc., One Financial Center, Boston, MA 02111 (7/1/02-4/14/03).

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        (b)     PFPC Distributors, Inc., 400 Bellevue Parkway, Wilmington, DE
                19809 (1/2/01-6/30/02).

        (c) Provident Distributors, Inc., Four Falls Corporate Center, 6th Floor, West Conshohocken, PA 19428-2961 (12/1/99-1/1/01).

        (d) First Data Distributors, Inc., 4400 Computer Drive, Westboro, MA 01581 (6/1/97-11/30/99).

13.     If the fund is a unit investment trust ("UIT") provide: N/A

        Depositor's name(s) and address(es):
        Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                [X]     Yes     [ ]     No

        If Yes, for each UIT state:

        (a)     Name: American Skandia Life Assurance Corporation Variable
                Account E
                File No.: 811-7260
                Business Address: One Corporate Drive, Shelton, CT 06484

        (b) Name: Separate Account NY-B of ReliaStar Life Insurance Company of New York
                File No.: 811-7935
                Business Address: 1000 Woodbury Road, Suite 208, Woodbury,
                NY 11797

        (c)     Name: American Enterprise Variable Annuity Account
                File No.: 811-7195
                Business Address: 829 AXP Financial Center, Minneapolis,
                MN 55474

        (d)     Name: Sun Life of Canada (U.S.) Variable Account F
                File No.: 811-05846
                Business Address: One Sun Life Executive Park, Wellesley Hills, MA 02481

15.     (a)     Did the fund obtain approval from the board of directors
                concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]     Yes     [ ]     No

                If Yes, state the date on which the board vote took place:

                October 23, 2002

                If No, explain:

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        (b)     Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]     Yes     [ ]     No

                If Yes, state the date on which the shareholder vote took place:

                February 19, 2003

                If No, explain:

II.     DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X]     Yes     [ ]     No

        (a) If Yes, list the date(s) on which the fund made those distributions:

                Distributions were made with respect to the Galaxy VIP Money Market Fund, Galaxy VIP Quality Plus Bond Fund and Galaxy VIP Asset Allocation Fund on April 7, 2003. Distributions were made with respect to Galaxy VIP Equity Fund, Galaxy VIP Growth and Income Fund, Galaxy VIP Columbia Real Estate Equity Fund II, Galaxy VIP Small Company Growth Fund and Galaxy VIP Columbia High Yield Fund II on April 14, 2003.

        (b)     Were the distributions made on the basis of net assets?

                [X]     Yes     [ ]     No

        (c)     Were the distributions made pro rata based on share ownership?

                [X]     Yes     [ ]     No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

        (e) Liquidations only: N/A Were any distributions to shareholders made in kind?

                [ ]     Yes     [ ]     No

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                If Yes, indicate the percentage of fund shares owned by
                affiliates, or any other affiliation of shareholders:

17.     Closed-end funds only: N/A
        Has the fund issued senior securities?

        [ ]     Yes     [ ]     No

        If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

        [X]     Yes     [ ]     No

        If No,

        (a) How many shareholders does the fund have as of the date this form is filed?

        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ]     Yes      [X]    No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

        [ ]     Yes     [X]     No

        If Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

        (b)     Why has the fund retained the remaining assets?

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        (c)     Will the remaining assets be invested in securities?

                [ ]     Yes     [ ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        [ ]     Yes     [X]     No

        If Yes,

        (a)     Describe the type and amount of each debt or other liability:

        (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.     (a)     List the expenses incurred in connection with the Merger or
                Liquidation:

                (i)     Legal expenses:                                $   2,400

                (ii)    Accounting expenses:                           $   1,000

                (iii)   Other expenses (list and identify separately):

                                Proxy Service/Solicitation:            $     500
                                Proxy Printing/Mailing:                $   1,000
                                EDGAR Filing Fees:                     $     200
                                Trustees' Insurance:                   $       -
                                Other:                                 $     700

                (iv)    Total expenses (sum of lines (i)-(iii) above): $  5,800

        (b)     How were those expenses allocated? N/A

        (c) Who paid those expenses? Columbia Management Group, Inc. Columbia Management Group, Inc. is the parent company of Columbia Management Advisors, Inc., the fund's investment adviser.

        (d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

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23.     Has the fund previously filed an application for an order of the
        Commission regarding the Merger or Liquidation?

        [X]     Yes     [ ]     No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

        The Commission has not yet issued a notice and order. The fund's initial Application for Deregistration of Certain Registered Investment Companies on Form N-8F was filed with the Commission on August 3, 2004, file number 811-06726.

V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

        [ ]     Yes     [X]     No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [ ]     Yes     [X]     No

        If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY

26.     (a)     State the name of the fund surviving the Merger: Liberty
                Variable Investment Trust and SteinRoe Variable Investment
                Trust. The names of the surviving portfolios are as follows:


                                                        CORRESPONDING LIBERTY VARIABLE INVESTMENT
GALAXY VIP FUND PORTFOLIO                               TRUST PORTFOLIO
-------------------------                               -----------------------------------------
Galaxy VIP Equity Fund                                  Liberty Equity Fund, Variable Series
Galaxy VIP Growth and Income Fund                       Liberty Equity Fund, Variable Series
Galaxy VIP Columbia Real Estate Equity Fund II          Columbia Real Estate Equity Fund, Variable Series
Galaxy VIP Columbia High Yield Fund II                  Columbia High Yield Fund, Variable Series

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
                                                        CORRESPONDING STEINROE VARIABLE INVESTMENT
GALAXY VIP FUND PORTFOLIO                               TRUST PORTFOLIO
-------------------------                               ------------------------------------------
Galaxy VIP Money Market Fund                            Stein Roe Money Market Fund, Variable Series
Galaxy VIP Small Company Growth Fund                    Stein Roe Small Company Growth Fund, Variable Series
Galaxy VIP Asset Allocation Fund                        Stein Roe Balanced Fund, Variable Series
Galaxy VIP Quality Plus Bond Fund                       Liberty Federal Securities Fund, Variable Series

        (b) State the Investment Company Act file number of the fund surviving the Merger: 811-07576 (Liberty Variable Investment Trust) and 811-05199 (SteinRoe Variable Investment Trust).

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                Liberty Variable Investment Trust, File No. 333-101250, Form N-14 (filed 11/15/02) with respect to the reorganization of the Galaxy VIP Equity Fund, Galaxy VIP Growth and Income Fund, Galaxy VIP Columbia Real Estate Equity Fund II and Galaxy VIP Columbia High Yield Fund II; and SteinRoe Variable Investment Trust, File No. 333-101249, Form N-14 (filed 11/15/02) with respect to the reorganization of the Galaxy VIP Quality Plus Bond Fund, Galaxy VIP Asset Allocation Fund, Galaxy VIP Small Company Growth Fund and Galaxy VIP Money Market Fund.

        (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

        The undersigned states that (i) he has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Galaxy VIP Fund, (ii) he is a Vice President of The Galaxy VIP Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his knowledge, information and belief.


October 4, 2004                                    /s/ Glen P. Martin
                                                   -----------------------------
                                                   Glen P. Martin
                                                   Vice President

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